SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Empire State Realty OP, L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series ES operating partnership units	292102100
Series 60 operating partnership units	292102209
Series 250 operating partnership units	292102308
Series PR operating partnership units	—
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Executive Vice President and General Counsel

Empire State Realty Trust, Inc.

111 West 33rd Street, 12th Floor

New York, NY 10120

(212) 687-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Yoel Kranz

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$203,550,000.00	$24,670.26

(1)

Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (a) 15,000,000, the number of operating partnership units of Empire State Realty OP, L.P. proposed to be exchanged, by (b) $13.57, which is the average of the high and low price for the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”) on the New York Stock Exchange on August 27, 2019. Holders of operating partnership units may elect to have their units redeemed for cash equal to the value of the ESRT Class A common stock or, at the election of ESRT, for shares of ESRT Class A common stock.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $24,670.26	Filing Party: Empire State Realty OP, L.P.
Form or Registration No.: Schedule TO	Date Filed: September 4, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2019, as amended by Amendment No. 1 filed with the SEC on September 12, 2019, Amendment No. 2 filed with the SEC on September 30, 2019 and Amendment No. 3 filed with the SEC on November 8, 2019 (“Schedule TO”). The Schedule TO, as amended by this Amendment No. 4, relates to the offer (the “Exchange Offer”) by Empire State Realty OP, L.P., a Delaware limited partnership (the “Company”), to acquire up to 15,000,000 operating partnership units on a pro rata basis from all tendering holders of (i) Series ES operating partnership units (“Series ES OP Units”), (ii) Series 60 operating partnership units (“Series 60 OP Units”), (iii) Series 250 operating partnership units (“Series 250 OP Units”), and (iv) Series PR operating partnership units (together with Series ES OP Units, Series 60 OP Units and Series 250 OP Units, the “OP Units”) in exchange for newly issued Series 2019 private perpetual preferred operating partnership units of the Company.

This Amendment No. 4 is being filed in order to provide the additional information set forth below. Except as amended hereby as set forth below, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 4 by reference. All capitalized terms in this Amendment No. 4 and not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO and the Offer to Exchange, dated September 4, 2019, as amended on September 12, 2019, September 30, 2019 and November 8, 2019 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO.

The Schedule TO, as amended and supplemented by this Amendment No. 4, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 pm, New York City Time, on November 22, 2019. On November 25, 2019, the Company announced that it has accepted for exchange all of the 4,610,383 validly tendered OP Units, consisting of 1,632,667 Series ES OP Units, 186,799 Series 250 OP Units, 302,608 Series 60 OP Units and 2,488,309 Series PR OP Units, and that it would arrange to deliver one unit of the Company’s newly-issued Series 2019 Private Perpetual Preferred Operating Partnership Units (the “Series 2019 Preferred Units”) for each OP Unit acquired as soon as practicable.

On a pro forma basis after the settlement of the Exchange Offer and the issuance of the Series 2019 Preferred Units in connection therewith, there will be a total of 214,873,095 OP Units outstanding, consisting of 26,087,943 Series ES OP Units, 3,566,997 Series 250 OP Units, 7,136,672 Series 60 OP Units, 171,863,504 Series PR OP Units, and a total of 1,607,596 Series 2014 Private Perpetual Preferred Operating Partnership Units and 4,610,383 Series 2019 Preferred Units outstanding.

The full text of the press release announcing the results of the Exchange Offer is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated September 4, 2019.

(a)(1)(B)(i)*	Letter of Transmittal for holders of Series ES OP Units, dated September 4, 2019.

(a)(1)(B)(ii)*	Letter of Transmittal for holders of Series 60 OP Units, dated September 4, 2019.

(a)(1)(B)(iii)*	Letter of Transmittal for holders of Series 250 OP Units, dated September 4, 2019.

(a)(1)(B)(iv)*	Letter of Transmittal for holders of Series PR OP Units, dated September 4, 2019.

(a)(1)(C)*	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(E)*	Form of Cover Letter to Beneficial Holders of OP Units.

(a)(1)(F)*	Form of Document Package Guide.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release of Empire State Realty Trust, Inc., dated September 4, 2019.

(a)(5)(B)*	Letter to holders of OP Units, dated September 12, 2019.

(a)(5)(C)*	Letter to holders of OP Units, dated September 30, 2019.

(a)(5)(D)*	Letter to holders of OP Units, dated November 8, 2019.

(a)(5)(E)	Press release of Empire State Realty Trust, Inc., dated November 25, 2019.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated October 1, 2013, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(2)	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated August 26, 2014, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on August 26, 2014.

(d)(3)	Note Purchase Agreement, dated March 27, 2015, among Empire State Realty OP, L.P., Empire State Realty Trust, Inc. and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on March 30, 2015.

(d)(4)	Amended and Restated Credit Agreement dated August 29, 2017 among Empire State Realty OP, L.P., as borrower, Empire State Realty Trust, Inc., Bank of America, N.A., as administrative agent, and the lenders and L/C issuers party hereto, Wells Fargo Bank, National Association and Capital One, National Association, as co-syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint bookrunners and the other lenders party thereto, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with SEC on September 05, 2017.

(d)(5)	Note Purchase Agreement, dated December 13, 2017, among Empire State Realty OP, L.P., Empire State Realty Trust, Inc. and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 14, 2017.

(d)(6)	First Amended and Restated Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2013 Equity Incentive Plan (as amended and restated as of April 4, 2016), incorporated by reference to Exhibit 10.10 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(7)	Form of Restricted Stock Agreement (Performance-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(8)	Form of Restricted Stock Agreement (Time-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(9)	Form of LTIP Agreement (Performance-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(10)	Form of LTIP Agreement (Time-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(11)	Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan, incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on April 4, 2019.

(d)(12)	Form of Restricted Stock Agreement (Time Based), incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-231544), filed with the SEC on May 16, 2019.

(d)(13)	Form of LTIP Agreement (Performance- Based), incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (Registration No. 333-231544), filed with the SEC on May 16, 2019.

(d)(14)	Form of LTIP Agreement (Time-Based), incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (Registration No. 333-231544), filed with the SEC on May 16, 2019.

(d)(15)	Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein, dated October 7, 2013, incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(16)	Indemnification Agreement among Empire State Realty Trust, Inc. and Peter L. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(17)	Indemnification Agreement among Empire State Realty Trust, Inc. and Anthony E. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(18)	Indemnification Agreement among Empire State Realty Trust, Inc. and David A. Karp, dated October 7, 2013, incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(19)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas P. Durels, dated October 7, 2013, incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(20)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas N. Keltner, Jr., dated October 7, 2013, incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(21)	Indemnification Agreement among Empire State Realty Trust, Inc. and John B. Kessler, dated February 1, 2015, incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K filed with the SEC on February 27, 2015.

(d)(22)	Form of Empire State Realty Trust, Inc. Independent Director Indemnification Agreement, incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K filed with the SEC on February 28, 2018.

(d)(23)	Amended and Restated Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin, dated April 5, 2016, incorporated by reference to Exhibit 10.32 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(24)	First Amendment, dated as of October 5, 2018, to the Amended and Restated Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin, dated April 5, 2016, incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-Q filed with SEC on November 6, 2018.

(d)(25)	Amended and Restated Change in Control Severance Agreement between Empire State Realty Trust, Inc. and David A. Karp, dated April 5, 2016, incorporated by reference to Exhibit 10.33 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(26)	Amended and Restated Change in Control Severance Agreement between Empire State Realty Trust, Inc. and Thomas N. Keltner, Jr., dated April 5, 2016, incorporated by reference to Exhibit 10.34 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(27)	Amended and Restated Change in Control Severance Agreement between Empire State Realty Trust, Inc. and Thomas P. Durels, dated April 5, 2016, incorporated by reference to Exhibit 10.35 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(28)	Change in Control Severance Agreement between Empire State Realty Trust, Inc. and John B. Kessler, dated February 1, 2015, incorporated by reference to Exhibit 10.36 to the Registrant’s Form 10-K filed with the SEC on February 27, 2015.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

EMPIRE STATE REALTY OP, L.P.

	By:	Empire State Realty Trust, Inc., as general partner

Date: November 25, 2019	By:	/s/ Thomas N. Keltner, Jr.
	Name:	Thomas N. Keltner, Jr.
	Title:	Executive Vice President and General Counsel